Exhibit 107.1

Calculation of Filing Fee Table

S-3

(Form Type)

PG&E Corporation

Pacific Gas and Electric Company

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	Debt Securities (comprising unsecured senior notes, secured senior notes and unsecured subordinated notes) of PG&E Corporation	Rules 456(b) and 457(r)	(1)	(1)	(1)	(2)	(2)
	Equity	Common Stock of PG&E Corporation		(1)	(1)	(1)	(2)	(2)
	Equity	Preferred Stock of PG&E Corporation		(1)	(1)	(1)	(2)	(2)
	Other	Depositary Shares of PG&E Corporation		(1)	(1)	(1)	(2)	(2)
	Other	Warrants to Purchase Common Stock, Preferred Stock or Debt Securities of PG&E Corporation		(1)	(1)	(1)	(2)	(2)
	Other	Securities Purchase Contracts of PG&E Corporation		(1)	(1)	(1)	(2)	(2)
	Other	Securities Purchase Units of PG&E Corporation		(1)	(1)	(1)	(2)	(2)
	Other	Subscription Rights of PG&E Corporation		(1)	(1)	(1)	(2)	(2)
	Debt	Debt Securities (comprising unsecured senior notes and first mortgage bonds) of Pacific Gas and Electric Company		(1)	(1)	(1)	(2)	(2)
	Other	Warrants to Purchase Debt Securities of Pacific Gas and Electric Company		(1)	(1)	(1)	(2)	(2)
	Other	Securities Purchase Contracts of Pacific Gas and Electric Company		(1)	(1)	(1)	(2)	(2)
	Other	Securities Purchase Units of Pacific Gas and Electric Company		(1)	(1)	(1)	(2)	(2)
	Total Offering Amount							N/A
	Net Fee Due							N/A

(1)

An indeterminate amount or number of Debt Securities, Common Stock, Preferred Stock, Depository Shares, Warrants, Securities Purchase Contracts, Securities Purchase Units and Subscription Rights is being registered as may from time to time be issued at indeterminate prices.

(2)	In accordance with Rule 456(b) and Rule 457(r) under the Securities Act, the registrants are deferring payment of all of the registration fee.